# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Oncology Therapeutics, Inc., CIK 0001869105
CUSIP: 107924102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 256 E. Grand Avenue, Suite 104, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 08/11/2025
Filed by CIK 0001869101
Persons authorized to receive notices and communications: Cormorant Asset, Management, LP, 200 Clarendon, Street, 52nd Floor, Boston, Massachusetts (MA), 02116, (857) 702-0377

## Reporting persons
- Helix Holdings II LLC (CIK 0001869101): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,528,186; shared voting power 0; sole dispositive power 4,528,186; shared dispositive power 0; aggregate amount beneficially owned 4,528,186 (5.7% of the class)
  Comment: Note to Row 13: Based on an aggregate of 79,196,710 shares of common stock, par value $0.0001 per share ("Common Stock") outstanding as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- Cormorant Global Healthcare Master Fund, LP (CIK 0001618442): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,952,356; shared voting power 0; sole dispositive power 5,952,356; shared dispositive power 0; aggregate amount beneficially owned 5,952,356 (7.5% of the class)
  Comment: Note to Row 13: Based on an aggregate of 79,196,710 shares of Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- Cormorant Global Healthcare GP, LLC (CIK 0001618451): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,952,356; shared voting power 0; sole dispositive power 5,952,356; shared dispositive power 0; aggregate amount beneficially owned 5,952,356 (7.5% of the class)
  Comment: Note to Rows 7, 9, and 11: Cormorant Global Healthcare Master Fund, LP ("Master Fund") is the direct holder of such shares. Cormorant Global Healthcare GP, LLC ("Global GP") serves as the general partner of Master Fund. Bihua Chen is the managing member of Global GP.
  
  Note to Row 13: Based on an aggregate of 79,196,710 shares of Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
- Bihua Chen (CIK 0001599214): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 17,878,594; shared voting power 0; sole dispositive power 17,878,594; shared dispositive power 0; aggregate amount beneficially owned 17,878,594 (22.6% of the class)
  Comment: Note to Rows 7, 9, and 11: Includes (i) 4,528,186 shares of Common Stock directly held by Helix Holdings II LLC ("Sponsor"), (ii) 2,187,536 shares of Common Stock directly held by Cormorant Private Healthcare Fund III, LP ("Fund III"), (iii) 1,905,046 shares of Common Stock directly held by Cormorant Private Healthcare Fund IV, LP ("Fund IV"), (iv) 3,305,470 shares of Common Stock directly held by Cormorant Private Healthcare Fund V, LP ("Fund V"), and (v) 5,952,356 shares of Common Stock directly held by Cormorant Global Healthcare Master Fund, LP ("Master Fund"). Cormorant Asset Management, LP serves as the investment manager to Fund III, Fund IV, Fund V, and Master Fund. Cormorant Private Healthcare GP III, LLC ("GP III") is the general partner of Fund III; Cormorant Private Healthcare GP IV, LLC ("GP IV") is the general partner of Fund IV; Cormorant Private Healthcare GP V, LLC ("GP V") is the general partner of Fund V; and Cormorant Global Healthcare GP, LLC ("Global GP") is the general partner of the Master Fund. Bihua Chen serves as the managing member of GP III, GP IV, GP V, and Global GP, and as the general partner of Cormorant Asset Management, LP. Accordingly, Ms. Chen has voting and investment discretion with respect to the shares held by each of the Cormorant Funds. Additionally, Ms. Chen is the manager of the Sponsor and has voting and investment discretion with respect to the shares held by the Sponsor. Ms. Chen disclaims any beneficial ownership of the securities held by the each of the Cormorant Funds other than to the extent of any pecuniary interest she may have therein, directly or indirectly
  
  Note to Row 13: Based on an aggregate of 79,196,710 shares of Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BridgeBio Oncology Therapeutics, Inc.
Address of issuer's principal executive offices: 256 E. Grand Avenue, Suite 104, South San Francisco, California (CA), 94080
Comment: This Amendment No. 2 (the "Amendment") to the Schedule 13D (the "Schedule 13D") originally filed with the United States Securities and Exchange Commission (the "SEC") on February 20, 2024, and amended on March 4, 2025, by Helix Holdings II LLC ("Sponsor"), Cormorant Private Healthcare Fund III, LP ("Fund III"), Cormorant Private Healthcare GP III, LLC ("GP III"), and Bihua Chen relating to the Class A ordinary shares, par value $0.0001 per share ("Class A ordinary shares"), of Helix Acquisition Corp. II ("Helix"), is being filed to amend the reporting persons and to report the completion of Helix's initial business combination and transactions in the securities of Helix related thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 3, 4 and 6 to the Schedule 13D are supplementally amended as follows, and Items 2 and 5 to the Schedule 13D is amended and restated as follows.

## Item 2. Identity and Background
Name of person filing: Helix Holdings II LLC ("Sponsor"), Cormorant Global Healthcare Master Fund, LP ("Master Fund"), Cormorant Global Healthcare GP, LLC ("Global GP"), and Bihua Chen (collectively, the "Reporting Persons").
Residence or business address: c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA, 02116
Present principal occupation or employment: The principal occupation of Ms. Chen is Investor. Ms. Chen also serves as a director of the Issuer. The principal business of each of the Sponsor, Master Fund, and Global GP is investing in securities. Cormorant Asset Management, LP serves as the investment manager to the Master Fund. Cormorant Global Healthcare GP, LLC ("Global GP") is the general partner of the Master Fund. Bihua Chen serves as the managing member of Global GP, and as the general partner of Cormorant Asset Management, LP. Additionally, Ms. Chen is the manager of the Sponsor.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a limited liability company formed under the laws of the Cayman Islands. Master Fund is a limited partnership organized under the laws of the State of Delaware. GP III is a limited liability company organized under the laws of the State of Delaware. Bihua Chen is citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on February 28, 2025, the Issuer (which was formerly known as Helix Acquisition Corp. II, "Helix") entered into a Business Combination Agreement (as amended on June 20, 2025, the "Business Combination Agreement") with TheRas, Inc. (d/b/a BridgeBio Oncology Therapeutics, "Legacy BBOT"), and Helix II Merger Sub, Inc. ("Merger Sub"), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, the Domestication of Helix as a Delaware corporation would occur, followed by the Merger of Merger Sub with and into Legacy BBOT. Prior to the Business Combination, Ms. Chen was the Chairwoman and Chief Executive Officer of the Issuer, a shareholder of the Issuer, and a shareholder of Legacy BBOT.

On August 11, 2025, the Domestication occurred. Immediately prior to the Domestication, Sponsor forfeited 307,874 Sponsor Forfeited Shares and subsequently converted an aggregate of 4,172,126 Helix Class B ordinary shares held by it, in each case pursuant to the terms of the Support Agreement. Upon the completion of the Domestication, each Helix Class A ordinary share held by the Reporting Persons automatically converted into one share of Common Stock of the Issuer, on a one-for-one basis.

On August 11, 2025, the PIPE Investments closed and the Reporting Persons purchased an aggregate of 6,998,031 shares of Common Stock at a price per share of $10.7173, representing the redemption price of the Helix public shares pursuant to the terms of the Subscription Agreement.

Additionally, on August 11, 2025, the Merger occurred. Immediately prior to the Merger, the Sponsor forfeited 152,940 shares of Common Stock pursuant to the terms of the Sponsor Support Agreement. Upon the completion of the Domestication, each share of capital stock of Legacy BBOT owned by the Reporting Persons was converted into shares of Common Stock of the Issuer.

Also on August 11, 2025, in connection with the Closing and as contemplated by the Business Combination Agreement, the Reporting Persons entered into the Lock-Up Agreement with the Issuer, pursuant to which the shares of Common Stock beneficially owned by the Reporting Persons (other than the shares of Common Stock purchased in the PIPE Investment) will be subject to transfer restrictions for the period beginning immediately following the Closing Date and ending one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date.

Also on August 11, 2025, in connection with the closing and as contemplated by the Business Combination Agreement, the Issuer entered into the Registration Rights Agreement with certain shareholders, including the Reporting Persons, pursuant to which the Issuer agreed to register for resale certain shares of Common Stock held by the parties thereto from time to time.

As of the Closing, Ms. Chen beneficially owned 17,878,594 shares of Common Stock, which includes (i) 4,528,186 shares of Common Stock owned directly by the Sponsor, (ii) 2,187,536 shares of Common Stock owned directly by Fund III, (iii) 1,905,046 shares of Common Stock owned directly by Fund IV, (iv) 3,305,470 shares of Common Stock owned directly by Fund V, and (v) 5,952,356 shares of Common Stock owned directly by Master Fund.

The foregoing descriptions of the Business Combination Agreement, Support Agreement, Subscription Agreement, Lock-Up Agreement, and Registration Rights Agreement are qualified in their entirety by reference to such agreements, which are filed as exhibits 7 through 11 to this Schedule 13D.

Plans or Proposals

Ms. Chen is member of the board of directors ("Board") of the Issuer. In this capacity, she may communicate with other members of management, other members of the Board, and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer's securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Common Stock, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors considered relevant by the Reporting Persons.

Except as described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change such position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated in its entirety as follows: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of each Reporting Person is incorporated by reference into this Item 5. The aggregate number of shares of Common Stock owned by each Reporting Person is set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and is incorporated herein by reference. The percentage of the Common Stock held by each Reporting Person is based on an aggregate of 79,196,710 shares of Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented as follows: Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships among the Reporting Persons with respect to the Issuer's Common Stock and is incorporated herein by reference. Copies of the agreements summarized in Item 4 and in this Item 6 are attached as exhibits to this Schedule 13D, and are incorporated herein by reference. Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7. Business Combination Agreement, by and among Helix Acquisition Corp. II, TheRas, Inc. and Helix II Merger Sub, Inc., dated as of February 28, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

8. Helix Support Agreement, dated as of February 28, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

9. Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

10. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

11. Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

12. Joint Filing Agreement.

## Signatures
- Helix Holdings II LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (08/13/2025)
- Cormorant Global Healthcare Master Fund, LP: /s/ Bihua Chen, Bihua Chen, Managing Member of Cormorant Global Healthcare GP, LLC (08/13/2025)
- Cormorant Global Healthcare GP, LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (08/13/2025)
- Bihua Chen: /s/ Bihua Chen, Bihua Chen, Self (08/13/2025)